

June 6, 2014

Via E-mail
Mr. Patrick J. Balthrop
President and Chief Executive Officer
Luminex Corporation
12212 Technology Blvd.
Austin, Texas 78727

Re: Luminex Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 26, 2014
Response Letter Dated June 5, 2014
File No. 0-30109

Dear Mr. Balthrop:

We have reviewed your response letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Note 17 – Commitments and Contingencies, page 93

Legal Proceedings, page 94

1.   We note your response to comment 2. Please also revise future filings to state, if true, that you disclose significant contingencies when the loss is not probable and/or the amount of the loss is not estimable, when you believe there is at least a reasonable possibility that a loss has been incurred. Refer to FASB ASC 450-20-50-3 and 450-20-50-4.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief